FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford

Name: P A Stafford

Title: Deputy Group Company Secretary

Date: 6 April 2009

5 April 2009

Results of the HSBC Rights Issue of US$17.7 billion net of expenses

– 96.6 per cent of new shares subscribed

HSBC Holdings plc (HSBC) today announces that under the terms of the 5 for 12 rights issue announced on 2 March 2009 (the Rights Issue), valid acceptances have been received in respect of 4,887,538,091 new ordinary shares representing 96.6 per cent of the total number of new ordinary shares offered to qualifying shareholders.

Goldman Sachs International, J.P. Morgan Cazenove and HSBC Bank plc, the Joint Global Coordinators, will use reasonable endeavours to procure acquirers for the balance of new ordinary shares (representing 3.4 per cent of the total number of new ordinary shares) not validly taken up in the Rights Issue. If any of these new ordinary shares are not so sold, they will be acquired by the underwriters of the Rights Issue.

This announcement has been issued by and is the sole responsibility of HSBC. This announcement shall not constitute an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in these materials, in any jurisdiction, including the United States, in which such offer, invitation, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. HSBC has filed a registration statement in the United States under the United States Securities Act of 1933, as amended (the Securities Act), in connection with the offer and sale of the securities. A written prospectus satisfying the requirements of Section 10 of the Securities Act and containing the detailed terms of the Rights Issue is available on the United States Securities and Exchange Commission’s website at www.sec.gov.